Exhibit 99.2

June 17, 2022

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario

M4W 1G9

Attention: Tony Staffieri, President & Chief Executive Officer

Re: Acquisition of Freedom Mobile Inc.

Dear Mr. Staffieri:

This agreement (together with the term sheet attached as Exhibit A hereto (the “Term Sheet”), in each case as amended from time to time in accordance with the terms hereof, this “Agreement”) sets out the essential terms and conditions upon which Quebecor Inc. (“Quebecor”), Rogers Communications Inc. (“Rogers”), and Shaw Communications Inc. (“Shaw”) and Shaw Telecom Inc. (“Shaw Telecom”, and, together with Quebecor, Rogers and Shaw, the “Parties”) will implement and effect (or cause to be implemented and effected) the transaction and other arrangements described in the Term Sheet (collectively, the “Transaction”), including the acquisition of all of the shares (the “Purchased Shares”) of Freedom Mobile Inc. by the Buyer (as defined in the Term Sheet).

This Agreement and the Transaction are being entered into in connection with the acquisition by Rogers of all of the outstanding shares of Shaw (the “Shaw Transaction”) pursuant to the Arrangement Agreement dated March 13, 2021 between Rogers and Shaw (as it may be amended from time to time, the “Arrangement Agreement”). Capitalized terms used in this letter that are not otherwise defined have the meanings given to them in the Term Sheet.

1.	Purchase and Sale

At the Closing (as defined below), subject to the terms and conditions set forth in this Agreement, the Parties shall consummate and give effect to the Transaction and, without limiting the foregoing, Shaw shall cause (and Rogers shall exercise its rights under the Arrangement Agreement to cause) Shaw Telecom to sell, transfer, assign, convey and deliver to the Buyer, and Buyer shall (and Quebecor, if it is not the Buyer, shall cause the Buyer to) purchase from Shaw Telecom, in consideration for the purchase price set forth in the Term Sheet, all right, title and interest in and to the Purchased Shares (and, directly or indirectly, the Freedom Assets (as defined in the Term Sheet)), free and clear of all encumbrances (other than customary permitted encumbrances). For purposes of this Agreement, “Closing” shall mean the closing of the Transaction, which shall occur substantially concurrently with the closing of the Shaw Transaction.

2.	Documentation.

The Parties will use their respective commercially reasonable efforts to finalize, execute and deliver (and to cause their respective subsidiaries to execute and deliver, as applicable) the Definitive Agreement and detailed term sheets for the ancillary agreements described in the Term Sheet (including ancillary agreements relating to transport, Ongoing Services, transition services and reverse transition services) (the “Ancillary Agreements”) to implement and effect the Transaction on the terms set forth in this Agreement and such other commercially reasonable terms and conditions that are customary for transactions and arrangements of this nature (to the extent not inconsistent with the terms set forth herein) as soon as practicable (and to the extent possible on or prior to July 15, 2022 or such later date as Rogers and Buyer reasonably agree to in writing). For greater certainty, the Parties acknowledge and agree that the finalization, execution and delivery of definitive or long-form Ancillary Agreements is not a condition to Closing, and in the event that any such Ancillary Agreement is not finalized, executed or delivered on or prior to Closing:

(a)

the Parties shall consummate the Transaction on the terms set forth in the Definitive Agreement and will continue to use their commercially reasonable efforts to finalize each such Ancillary Agreement (including through the procedure described in Section 2(c) below if necessary) as promptly as practicable following Closing;

(b)

the services to be provided between the parties under each such Ancillary Agreement as set forth in the Term Sheet shall be provided to each other in good faith as at and from Closing according to the terms described in the applicable term sheet attached to the Definitive Agreement until the applicable definitive Ancillary Agreement is finalized, at which time the applicable Ancillary Agreement shall continue to govern such services; and

(c)

the terms of such Ancillary Agreement shall be determined as promptly as practicable following Closing by final and binding arbitration in accordance with the Arbitration Act, 1991 (Ontario) and having regard to the terms of this Agreement, and the Parties shall take all actions as are necessary to give full effect to such Ancillary Agreement as if it had been in effect as of Closing. Each Party agrees that notwithstanding the provisions of the Arbitration Act, 1991 (Ontario), (i) the arbitrators shall be appointed within 5 Business Days following Closing and (ii) the arbitration shall proceed as expeditiously as reasonably possible.

3.	Regulatory Approvals.

(a)

The Parties will use their respective commercially reasonable efforts to obtain the Regulatory Approvals (as defined in the Term Sheet) as soon as reasonably practicable with a view to allowing the Closing to occur prior to the Outside Date.

(b)

The Parties will make the appropriate filings for the Regulatory Approvals on a date agreed between the Parties. The Parties will make commercially reasonable efforts to submit responses to any information requests issued by the regulators as soon as practicable.

(c)

Rogers will have primary responsibility for the determination and direction of all efforts and strategy relating to obtaining the Regulatory Approvals, subject to customary rights for the Buyer to review and comment on any submissions and other communications concerning Quebecor’s business. In the event that Rogers and Quebecor do not agree as to the contents of any such submission or other communication, Rogers and Quebecor shall act reasonably to identify a resolution satisfactory to both parties. For greater certainty, no changes to the terms of the Transaction as set out in the Term Sheet may be offered to any governmental entity without the prior written consent of Buyer. If requested by the Commissioner, Quebecor shall be a signatory to a consent agreement to confirm Quebecor will conclude the Transaction consistent with the Definitive Agreement, and as may otherwise be acceptable to Quebecor.

(d)

Each Party shall cooperate with and promptly provide to the other Parties such assistance as may reasonably be requested by the other Parties in the preparation of any filings made in connection with the Regulatory Approvals. Each Party shall keep the other Parties reasonably informed, on a timely basis, of the status of discussions with regulators relating to the Regulatory Approvals, and provide the other Party with advance notice and an opportunity to participate at any meetings with regulators (unless, but only to the extent that, it would only be appropriate for such meetings to be attended only by the other Party’s external counsel); provided that a Party shall communicate with a regulator without participation of the other Party or its counsel if the regulator so requests.

4.	Term and Termination.

(a)

This Agreement becomes effective and binding upon the Parties` upon execution and delivery by each of the Parties and will remain in full force and effect until terminated in the circumstances set forth opposite the heading “Termination” in the Term Sheet (the “Term”).

(b)

If this Agreement is terminated pursuant to Section 4, this Agreement shall be of no further force or effect, provided that, this Section 4(b), Sections 6 and 7 paragraphs (a), (c), (d), (d), (g), (l), (n), (o) and (p) of Section 8 shall survive termination of this Agreement.

5.	Representations and Warranties.

(a)

Each Party hereby represents and warrants to the other Parties, and acknowledges and agrees that the other Parties are relying upon such representations and warranties in entering into this Agreement and performing their obligations hereunder, that:

(i)	it has the requisite organizational power and authority to enter into and perform its obligations under this Agreement;

(ii)

the execution, delivery and performance by it of its obligations under this Agreement have been duly authorized by all necessary organizational action and no other organizational proceedings are necessary to authorize this Agreement; and

(iii)

this Agreement has been duly executed and delivered by it, and constitutes a legal, valid and binding agreement enforceable against it in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

6.	Notices.

Any notice, direction or other communication given pursuant to this Agreement must be in writing, sent by hand delivery, courier or email and is deemed to be given and received (i) on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day, or (ii) if sent by email (with confirmation of transmission) on the date of transmission if it is a Business Day and transmission was made prior to 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, in each case to the Parties at the following addresses (or such other address for a Party as specified by like notice):

(a)	to Rogers at:

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario

M4W 1G9

Attention: Mahes Wickramasinghe and Marisa Wyse

Email:       [Redacted – personal information]

with a copy to:

Goodmans LLP

333 Bay Street, Suite 3400

Toronto, Ontario, M5H 2S7

Attention: Chris Sunstrum and David Rosner

Email:       csunstrum@goodmans.ca; drosner@goodmans.ca

(b)	to Quebecor at

Quebecor Media Inc.

612 rue Saint-Jacques, 17th floor

Montreal, Quebec,    H3C 4M8

Attention: Hugues Simard and Jonathan Lee Hickey

Email:     [Redacted – personal information]

with a copy to:

Osler, Hoskin & Harcourt LLP

1000 rue de la Gauchetière West, Suite 1000

Montreal, Quebec, H3B 4W5

Attention: Niko Veilleux and Sophie Amyot

Email:       nveilleux@osler.com; samyot@osler.com

(c)	to Shaw or Shaw Telecom at

Shaw Communications Inc.

630 – 3rd Avenue S.W., Suite 900

Calgary, Alberta

T2P 4L4

Attention:   Trevor English, Executive Vice President, Chief Financial &

          Corporate Development Officer and Peter Johnson, Executive

          Vice-President, Chief Legal and Regulatory Officer

Email:       [Redacted – personal information]

with a copy to:

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, Ontario

M5V 3J7

Attention: Vincent A. Mercier and Brett Seifred

Email:       vmercier@dwpv.com; bseifred@dwpv.com

Rejection or other refusal to accept, inability to deliver because of changed address of which no notice was given, shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice to that Party. The failure to send a copy of a notice to legal counsel does not invalidate delivery of that notice to a Party. For purposes of this Agreement, “Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta, Toronto, Ontario or Montreal, Québec.

7.	Public Announcements.

(a)	The Parties agree to issue a press release with respect to this Agreement as soon as practicable after its due execution.

(b)

No Party shall issue any press release or make any other public statement or disclosure with respect to this Agreement or the Transaction, without the prior written consent of the other Parties hereto; provided, however, that, notwithstanding anything to the contrary in this Agreement or the confidentiality agreement dated May 13, 2022 among Rogers, Shaw and Quebecor (the “Confidentiality Agreement”), each Party shall be permitted to make any disclosure or filing in accordance with applicable laws, and if, in the opinion of its outside legal counsel, such disclosure or filing is required and the other Parties have not reviewed or commented on the disclosure or filing, the Party shall use its commercially reasonable efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing. The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or their respective counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. Notwithstanding the foregoing, a Party (i) may make internal announcements to employees and have discussions with its shareholders, financial analysts and other stakeholders relating to this Agreement or the Transaction, and (ii) may make public announcements in the ordinary course of business that do not relate specifically to this Agreement or the Transaction, provided that, in each case, such announcements or discussions, as applicable, are not inconsistent with the most recent press releases, public disclosures or public statements that were approved by the Parties prior to filing or release, as applicable.

(c)

The Parties acknowledge that each of Shaw, Rogers and Quebecor may file this Agreement (with such redactions as the Parties may jointly determine) and a material change report relating thereto on SEDAR.

8.	General.

(a)

The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa. The words “including”, “includes” and “include” mean “including (or includes or include), without limitation”. The phrase “to the extent” means the degree to which the subject matter thereof relates and does not simply mean “if”. Except as the context otherwise requires, the phrase “or” is not exclusive and has the inclusive meaning of “and/or”. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(b)

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day. References to days means calendar days, unless stated otherwise. References to time are to local time in Calgary, Alberta unless otherwise stated.

(c)

This Agreement may, at any time and from time to time, be amended by the mutual written agreement of Rogers and Quebecor, provided that to the extent that any such amendment would otherwise be adverse to the interests of Shaw or its affiliates, then such amendment shall require the prior written consent of Shaw (such consent not to be unreasonably withheld, conditioned or delayed).

(d)

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties, and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(e)

Each of the Parties shall be responsible for and pay their own respective legal, financial advisory, accounting and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and the performance of their respective obligations under this Agreement.

(f)

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by a Party in accordance with its specific terms or is otherwise breached by a Party. The Parties accordingly agree (and agree not to take any contrary position in any litigation concerning this Agreement) that (i) each Party shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement, and to specifically enforce compliance with, or performance of, the terms of the provisions of this Agreement against the other Parties without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which a Party may be entitled at law or in equity, and (ii) the right of specific performance is an integral part of the transactions contemplated by this Agreement and, without such right, none of the Parties would have entered into this Agreement.

(g)

Nothing in this Agreement shall amend, vary, modify or derogate from the rights and obligations of Rogers and Shaw to each other under any other legally binding agreement entered into between Rogers and Shaw, whether prior to, on or after the date hereof, all of which remain in full force and effect, including Section 4.5 (Regulatory Approvals) of the Arrangement Agreement. As between Rogers and Shaw, to the extent of any conflict, inconsistency or ambiguity between the terms of this Agreement and the Arrangement Agreement, the terms of the Arrangement Agreement shall prevail and be paramount.

(h)

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

(i)

This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the Transaction and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement or the Confidentiality Agreement. None of the Parties has relied or is relying on any other representation, warranty, information, discussion or understanding in entering into this Agreement.

(j)

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties.

(k)

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that this Agreement is fulfilled to the fullest extent possible.

(l)

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. Any legal proceedings arising out of this Agreement shall be conducted in the English language only.

(m)

Each Party hereto shall, from time to time and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

(n)

The Parties to this Agreement waive the application of any law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

(o)

No director, officer or employee of any of any Party or any of its affiliates shall have any personal liability whatsoever to any other Party under this Agreement or any other document delivered on behalf of such first Party under this Agreement.

(p)

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

(q)

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or other method of electronic communication) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile, PDF or similarly executed electronic copy of this Agreement, and such facsimile, PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature pages follow]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

QUEBECOR INC.

“Pierre Karl Péladeau”
Name: Pierre Karl Péladeau
Title: President and Chief Executive Officer

“Hugues Simard”
Name: Hugues Simard
Title: Chief Financial Officer

ROGERS COMMUNICATIONS INC.

“Anthony Staffieri”
Name: Anthony Staffieri
Title: President & Chief Executive Officer

“Glenn Brandt”
Name: Glenn Brandt
Title: Chief Financial Officer

SHAW COMMUNICATIONS INC.

“Trevor English”
Name: Trevor English
Title: Executive Vice President, Chief Financial & Corporate Development Officer

“Peter Johnson”
Name: Peter Johnson
Title: Executive Vice President, Chief Legal and Regulatory Officer

Signature page to letter agreement

SHAW TELECOM INC.

“Trevor English”
Name: Trevor English
Title: Executive Vice President, Chief Financial & Corporate Development Officer

“Peter Johnson”
Name: Peter Johnson
Title: Executive Vice President, Chief Legal and Regulatory Officer

Signature page to letter agreement

EXHIBIT A

(see attached)

BINDING TERM SHEET

This binding term sheet sets forth the essential terms of the transactions and definitive agreements described below (collectively, the “Transaction”). This term sheet is confidential and is subject to the confidentiality agreement entered into among Rogers Communications Inc. (“Rogers”), Shaw Communications Inc. (“Shaw”) and Quebecor Inc. (“Quebecor”).

Transaction Perimeter:

The Transaction involves the acquisition by Quebecor or one of its direct or indirect wholly-owned subsidiaries (“Buyer”) of the Freedom Mobile Wireless and Internet business (collectively, the “Freedom Business”) operated by Freedom Mobile Inc. and its wholly-owned subsidiary, Freedom Mobile Distribution Inc. (collectively “Freedom” or the “Freedom Entities”), including the Freedom Assets (as defined below) in accordance with the essential terms set out below. For greater certainty, the Freedom Business excludes the Excluded Assets (as defined below).

Freedom and Rogers (or their respective affiliates) will also provide each other with certain transition services and reverse transition services described below to facilitate an effective separation of the Freedom Business from the other businesses and operations of Shaw and its affiliates (including Shaw Mobile).

Rogers (or its affiliates) will also provide to Buyer (or its affiliates) various services described below (the “Ongoing Services”).

For the purpose of this Term Sheet, Buyer shall be deemed to include Quebecor and all of its direct or indirect wholly-owned subsidiaries.

Transaction Structure:	The Transaction structure (including the purchase of the Freedom Business and the separation of the Freedom Business from the other businesses and operations of Shaw and its affiliates (including Shaw Mobile)) will involve an acquisition of all of the outstanding shares of Freedom Mobile Inc. as well as (i) the transfer of certain Freedom Assets to Freedom or Buyer and (ii) the transfer of all Excluded Assets held by the Freedom Entities to Rogers or Shaw (and/or one or more of their affiliates), in each case, free and clear of all encumbrances (other than customary permitted encumbrances).

Consideration:	The purchase price for the Freedom Entities will be CAD$2,850,000,000 on a cash-free, debt-free basis and assuming a normalized level of working capital, and will be paid in cash at closing. For greater certainty, (a) “indebtedness” for this purpose will include, without limitation, leases recorded under IFRS [Redacted – commercially sensitive purchase price variable] but will exclude asset retirement obligations, and (b) “cash” will include income tax installments recoverable. The purchase price will be subject to further adjustment (i.e. a “true-up”) following closing to the extent components of cash, indebtedness and working capital estimated and paid at the closing of the Transaction deviate from actual amounts calculated following closing.

Freedom Assets:

The Freedom Business includes the following assets (for greater certainty, other than the Excluded Assets) (the “Freedom Assets”) and all associated contracts and obligations:

•  Mobile Subscribers. All post-paid and pre-paid Freedom-branded mobile wireless subscribers.

•  Internet Clients. All Freedom-branded internet clients.

•  Spectrum. All of Freedom’s spectrum licenses, subject to an agreement among Rogers and Freedom to swap certain blocks of spectrum.[1]

[1]

[Redacted – commercially sensitive information]. Rogers will reimburse Freedom for all reasonable and documented out-of-pocket costs incurred by Freedom as a result of the swap. For greater certainty, completion of this spectrum swap may occur after closing of the Transaction and will not be a condition precedent to closing.

•  Core Network Equipment. Freedom’s wireless core network and related wireless core network assets (primarily Nokia equipment), including those associated with Freedom’s wireless network operating centre functions.

•  OEM Inventory. All of the phone inventory of the Freedom Business (store inventory or otherwise).

•  Mobile Network Codes (“MNCs”). All MNCs for all post-paid and pre-paid Freedom-branded mobile cellular wireless subscribers and any other subscribers or customers of the Freedom Entities or Freedom Business (other than Shaw Mobile subscribers).

•  Radio Access Network Equipment. All of Freedom’s radio network equipment (i.e., radios, basebands and related IP network apparatus).

•  Cell Sites. All of Freedom’s macro cell sites, small cells, and in-building systems, including an assumption of related leaseholds and all related obligations.

•  Backhaul Assets. All backhaul microwave systems and contracts for backhaul with third parties (including Shaw) at cell sites that are Freedom Assets.

•  Brand and Distribution. All Freedom-related IP and goodwill associated therewith, all Freedom-branded stores, all contracts with Freedom dealers/franchisees, all contracts with third-party distributors of Freedom, and the rights to www.freedommobile.ca and other domain names of the Freedom Business (other than those relating to the Shaw Mobile business).

•  IT Systems. Operations support systems, business support systems, billing systems, customer care systems, call centre systems and HR systems, including hardware, software and related systems that are either dedicated to the Freedom Business or separable from Shaw’s other businesses and related to the Freedom Business.

•  Roaming Agreements. All of Freedom’s domestic and international roaming agreements with third parties.

•  Business Functions. Marketing, pricing, strategy, network, human resources (including contractors), customer care and other business teams that are either dedicated to the Freedom Business or separable from Shaw’s other businesses and related to the Freedom Business.

•  Leases. Freedom’s key real estate leases, sufficient to conduct the Freedom Business in the ordinary course (including, for the avoidance of doubt, all retail locations of Freedom Mobile).

Excluded Assets:

The Freedom Business and Freedom Assets will not include any of the following assets (collectively, the “Excluded Assets”):

•  Shaw’s private network arrangements (which are a component of Shaw’s wireline business), including those that utilize Freedom’s spectrum;

•  the Shaw Mobile branded cellular wireless business (including subscribers); and

•  Certain real estate assets set forth in Schedule A.

Buyer and Rogers will enter into an agreement, on commercially reasonable terms (including pricing), [Redacted – commercially sensitive information] for the continued operation of the private network arrangements existing (or, with the consent of the Buyer, not to be unreasonably withheld, conditioned or delayed, under negotiation) as of the date of this Term Sheet in accordance with the terms of such arrangements and for the duration of the term thereof.

Shaw will not actively seek nor use any subscriber lists to solicit, to transfer Freedom Mobile wireless customers to Shaw Mobile in the period from signing to the closing of the Transaction.

Transport:

Existing agreements pursuant to which Shaw or Rogers provisions transport to Freedom using Shaw’s or Rogers’ network equipment will remain in place in accordance with their terms, provided that (a) any such agreement that would otherwise expire prior to [Redacted – commercially sensitive time period] shall be automatically extended until such date, and (b) transport services under such agreements shall be provided [Redacted – commercially sensitive time period]. Following [Redacted – commercially sensitive time period], Rogers will agree to extend such existing transport agreements for [Redacted – commercially sensitive time period and pricing terms]. Buyer shall have the option to terminate any existing transport agreement at any time upon reasonable notice to Rogers.

If at any time prior to [Redacted – commercially sensitive time period], Freedom reasonably requires additional transport capacity for the provision of mobile wireless network capacity at cell sites where there is an existing agreement between Shaw or Rogers and Freedom, upon request by Freedom, Rogers shall use commercially reasonable efforts to provision additional on-net capacity [Redacted – commercially sensitive time period and pricing terms].

If at any time prior to [Redacted – commercially sensitive time period], Freedom reasonably requires additional transport capacity for the provision of mobile wireless network capacity at (a) existing cell sites developed by Freedom after [Redacted – commercially sensitive time period], or (b) new cell sites deployed by Freedom at any time after closing, then in either case upon request by Freedom, Rogers shall use commercially reasonable efforts to provision such additional capacity [Redacted – commercially sensitive pricing terms] for each circuit’s architecture and specific capacity.

Upon the expiry or termination of any contract existing as of closing pursuant to which a third party (i.e., other than Rogers, Shaw and their respective subsidiaries) provides transport to cell sites that are Freedom Assets, at the request of Freedom made at any time prior to [Redacted – commercially sensitive time period], Rogers will, subject to availability, use commercially reasonable efforts to provision additional on-net transport capacity to Freedom for the provision of mobile wireless network capacity transport substantially equivalent to that provisioned to the Freedom RAN infrastructure located on such cell sites as of closing [Redacted – commercially sensitive pricing terms] for the each circuit’s specific architecture and capacity (and, for clarity, Freedom will be responsible for all costs associated with the expiry or termination of such third party contracts).

For greater certainty and only in respect of any off-net sites (i.e., sites requiring the construction of a physical/external optical fiber network), [Redacted – commercially sensitive pricing terms], Freedom shall be responsible for and shall pay applicable non-recurring engineering costs and the costs of construction of new transport facilities incurred by Rogers and its subsidiaries in providing any additional transport capacity to Freedom pursuant to the above arrangements [Redacted – commercially sensitive pricing terms]. Rogers or its applicable subsidiary shall, at the time of conception and assessment of construction costs, allocate and transfer to Freedom such number of fibres as determined by Freedom, acting reasonably, in any new cables to be constructed.

With respect to providing any additional transport capacity described above, Freedom shall pay the cost of any equipment/electronics required to provide such additional capacity, pro rata based on the additional capacity actually used by Freedom.

References herein to “transport” are deemed to include backhaul, backbone and all transport services.

Transition Services:	At Buyer’s option, Rogers (and/or one or more of its subsidiaries, as designated by Rogers) will provide Buyer with transition services required to operate the Freedom Business, including those set forth in Schedule B, in each case in a manner consistent with the form and scope of services provided by Shaw and its subsidiaries (other than the Freedom Entities) prior to closing. Additional transition services will be provided by Rogers (and/or one or more of its subsidiaries, as designated by Rogers) to the Freedom Business if reasonably required as part of the separation of the Freedom Business from the other businesses and operations of Shaw and its affiliates (including Shaw Mobile), and depending on Buyer’s needs. Buyer will use commercially reasonable efforts to replace the transition services with Buyer’s own or third party capabilities [Redacted – commercially sensitive time period]. The transition services shall be provided [Redacted – commercially sensitive pricing terms]. The parties will agree on reasonable and customary supervisory and dispute resolution mechanisms to ensure efficient delivery and transition of the transition services.

Reverse Transition Services:	Reverse transition services set forth in Schedule B will be provided by Freedom (and/or one or more of its affiliates, as designated by Freedom) to Rogers and its subsidiaries as reasonably required to facilitate (a) the separation of the Freedom Business from the other businesses and operations of Shaw and its affiliates (including Shaw Mobile), and (b) the continued service of all Shaw Mobile subscribers and transition those subscribers to Rogers’ network as soon as reasonably practicable. The reverse transition services will be performed to the same standards as the transition services. Rogers will use commercially reasonable efforts to replace the reverse transition services with Rogers’ own or third party capabilities [Redacted – commercially sensitive time period]. The reverse transition services shall be provided [Redacted – commercially sensitive pricing information], provided that if Rogers requests that Freedom provide the “Shaw Mobile Services” (described in Schedule B) beyond [Redacted – commercially sensitive time period], then as consideration for the continued provision of such services beyond such date Rogers will pay Freedom [Redacted – commercially sensitive pricing terms]. In addition, the parties will agree on reasonable and customary supervisory and dispute resolution mechanisms to ensure efficient delivery and transition of the reverse transition services.

Ongoing Services:

Rogers shall provide to Freedom and/or Buyer the following services (the “Ongoing Services”) in accordance with the terms set out below and otherwise on market terms:

1)  Retail and Warehousing Connectivity.

a.   Rogers to continue connectivity services that are provisioned by Rogers or Shaw to Freedom retail and warehousing facilities as of closing for [Redacted – commercially sensitive time period and pricing terms].

2)  Shaw “Go Wi-Fi”.

a.   [Redacted – commercially sensitive time period], Shaw’s business “Go Wi-Fi” hotspots (excluding, for greater certainty, home internet gateways) will be provided to Freedom subscribers [Redacted – commercially sensitive pricing terms].

3)  Roaming.

a.   Roaming services to be offered nationwide for a period of [Redacted – commercially sensitive time period].

b.  Roaming is to be provided on an incidental, non-permanent basis.

c.   Rogers will use commercially reasonable efforts to provide for seamless one-way handoff of Freedom subscribers onto Rogers’ wireless network within [Redacted – commercially sensitive time period and pricing terms].

d.  [Redacted – commercially sensitive pricing terms].

4)  TPIA Services.

a.   For a period of [Redacted – commercially sensitive time period], Rogers will provide third-party Internet access (TPIA) services to Buyer at [Redacted – commercially sensitive pricing terms].

b.  [Redacted – commercially sensitive pricing terms].

c.   For greater certainty, Freedom’s existing home Internet subscribers will be covered by this agreement beginning as of closing.

d.  Quebecor will grant Rogers TPIA services in the province of Quebec on the same terms.

Upon a direct or indirect change of control of Freedom, any terms of the above agreements that are more favourable than market or regulated terms shall be automatically adjusted to market or regulated terms.

Representations, Warranties and Covenants:

The Definitive Agreement will include (i) representations and warranties each party with respect to itself and of Shaw with respect to Freedom that are substantially the same as the representations and warranties of Shaw contained in Section 3.1 of the Arrangement Agreement dated March 13, 2021 (the “Arrangement Agreement”), subject to materiality thresholds to be reduced proportionally to reflect the relative size of the Transaction compared to the transaction set forth in the Arrangement Agreement (as well as additional representations that are customary for a carveout transaction (including a customary sufficiency of assets representation (taking into account the transition services and Ongoing Services described herein)) and (ii) covenants of Freedom that are substantially the same as the covenants of Shaw in Section 4.1 of the Arrangement Agreement. Neither the accuracy of any such representations and warranties, nor compliance with such covenants, will be conditions to closing of the Transaction. If the closing occurs, such representations and warranties will survive closing for a period of [Redacted – commercially sensitive time period] (except that fundamental representations[2] will survive closing for a period of [Redacted – commercially sensitive time period], tax representations will survive closing until the expiration of the applicable statute of limitations and the sufficiency of assets representation shall survive [Redacted – commercially sensitive time period]), and Rogers will agree to customary indemnification rights in respect of losses incurred as a result of any inaccuracy in such representations and warranties, subject to [Redacted – commercially sensitive monetary limitations on indemnification]. Other that as set forth below, there shall be no representation, warranty, indemnity or purchase price adjustment relating to the quantum, existence or use of tax attributes. After the date hereof the Freedom Entities will not take any action outside of the ordinary course of business (other than the transfer of the Excluded Assets and the spectrum swap) which would reasonably be expected to reduce the tax attributes (including non capital losses and UCC (Undepreciated Capital Cost) without reference to the “half year” or “available for use” rules) existing as of the date of this Term Sheet. [Redacted – commercially sensitive indemnification provisions]. Without limiting the foregoing, in respect of any indemnity for representations relating to taxes, tax attributes existing at closing will not be applied to minimize cash taxes payable.

The Definitive Agreement will contain specific indemnities by Rogers for:

•  Any liabilities or obligations of the Freedom Entities as a result of any litigation or statutory claims relating to facts and circumstances that arose prior to closing and not taken into account in the final determination of the purchase price (including [Redacted – ongoing litigation] . Rogers will be in charge of the defense of any litigation that is covered by the indemnity and will consult with the Buyer, regarding all decisions in respect of such litigation, and consider the Buyer’s feedback in good faith.

•  [Redacted – commercially sensitive information].

•  Any deficiency in the aggregate balance of tax attributes (including non capital losses and UCC (Undepreciated Capital Cost) without reference to the “half year” or “available for use” rules) below [Redacted – commercially sensitive information].[3]

•  Any liabilities or obligations of the Freedom Entities for taxes in connection with any pre-closing tax period or the transfer of the Excluded Assets and not taken into account in the final determination of the purchase price.

[2]	The fundamental representations will consist of the representations that are substantially equivalent to those described in Sections 6.2(a)(i) and 6.2(a)(ii) of the Arrangement Agreement.
[3]	To be reflected as a purchase price adjustment in the Definitive Agreement (instead of a specific indemnity).

Conditions to Closing:

The only conditions to closing will be:

•  Entering into of a Definitive Agreement (and, to the extent long-forms have not been finalized, detailed term sheets of the ancillary agreements (including agreements relating to transport, On-Going Services, transition services and reverse transition services) reflecting the terms of this Term Sheet satisfactory to Rogers, Shaw and Buyer acting reasonably;

•  Satisfaction (or waiver, where permitted) of the conditions to closing in the Arrangement Agreement;

•  Absence of any legal impediment to closing, including as a result of any order of the Competition Tribunal;

•  Absence of a “material adverse effect” in respect of the Freedom Business (the definition of which will be substantially the same as the definition of “Material Adverse Effect” in the Arrangement Agreement, subject to reasonably appropriate tailoring and modifications to address the Freedom Entities and the Freedom Business); and

•  Receipt of the Regulatory Approvals (as defined below).

For the purposes hereof, Regulatory Approvals means:

(a)   Issuance by the Commissioner of an advance ruling certificate or no-action letter in respect of the Transaction, together with a waiver of the notification requirement; and

(b)   Either:

(i) Registration of a consent agreement with the Competition Tribunal between, at least, the Commissioner and one or more parties to the Arrangement Agreement on the basis of which the Transaction is permitted to close without modification to the terms set out in this Term Sheet, unless otherwise agreed between the parties to this Term Sheet. If requested by the Commissioner, Buyer shall be a signatory to the consent agreement to confirm Buyer will conclude the Transaction on terms consistent with the Definitive Agreement, and as may otherwise be acceptable to Buyer; or

(ii)  An order of the Competition Tribunal pursuant to the Commissioner’s application under section 92 of the Competition Act in respect of the Arrangement Agreement allowing this Transaction, without modification to the terms set out herein, to proceed; and

(c)   Receipt of all approvals required from Minister of Innovation, Science and Industry for the transfer or deemed transfer of spectrum licenses in connection with the Transaction (excluding the spectrum swap described above).

Financing Matters:	The Definitive Agreement will not include a direct or indirect financing contingency. At the time of executing the Definitive Agreement, Buyer must provide Rogers with satisfactory evidence that it has sufficient funds to satisfy all monetary obligations of Buyer related to the Transaction. For greater certainty, Buyer’s obligation to close, and Rogers’ right to enforce Buyer’s obligations will not be conditional, directly or indirectly, upon Buyer consummating any financing.

Definitive Agreement:	Rogers, Shaw, Quebecor and the Buyer will enter into a definitive purchase and sale agreement for the Transaction (a “Definitive Agreement”) and detailed term sheets of the ancillary agreements (including agreements relating to transport, Ongoing Services, transition services and reverse transition services) as soon as practicable (and to the extent possible, on or prior to July 15, 2022 or such later date as Rogers and Buyer reasonably agree to in writing), and will thereafter enter into definitive ancillary agreements as soon as practicable. For greater certainty, if Buyer is a direct or indirect wholly-owned subsidiary of Quebecor, Quebecor will provide a full guarantee of all of the Buyer’s obligations arising in connection with the Transaction.

Closing:	Closing of the Transaction will occur substantially concurrently with closing of Rogers’ acquisition of Shaw (the “Shaw Transaction”) pursuant to the Arrangement Agreement.

Collaboration and Access to Information	From the date of this Term Sheet, Rogers, Shaw and the Buyer shall collaborate with each other to complete the Transaction, and Shaw will, subject to any reasonable and customary restrictions and/or procedures, provide the Buyer with all reasonably requested information and documents relating to the Freedom Business or Freedom Entities and permit, and cause the Freedom Entities to permit, the Buyer and its representatives to have access during normal business hours and upon reasonable advance notice the properties and assets of the Freedom Business in a manner that does not unreasonably interfere with the conduct of business of Shaw or its subsidiaries.

Termination:

This Term Sheet shall automatically terminate if the Arrangement Agreement terminates for any reason.

Rogers, Shaw and the Buyer may terminate this Term Sheet if, each acting reasonably, they jointly determine that the Regulatory Approvals for the Transaction will not likely be issued or obtained by the Outside Date (as defined below).

Either Rogers or the Buyer may terminate this Term Sheet if the Definitive Agreement has not been entered into on or prior to July 15, 2022 (or such later date as Rogers and Buyer reasonably agree to in writing), provided that neither party can terminate if it is in breach of the Agreement to which this Term Sheet is attached.

Applicable Law:	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Outside Date:	The outside date for closing the Transaction (the “Outside Date”) shall be the Outside Date (as defined in the Arrangement Agreement), as it may be extended from time-to-time in accordance with the Arrangement Agreement, provided that the Outside Date shall not exceed December 31, 2022, unless it is extended with the prior consent of Buyer.

Schedule A

Excluded Real Estate Assets

1.	[Redacted – leased premises]

Schedule B

Transition Services and Reverse Transition Services

Overview – Forward Transition Services

SOW	Description
1. Corporate Services	[Redacted – commercially sensitive description of transition services]
2. Finance and Supply Chain Technology Services	[Redacted – commercially sensitive description of transition services]
3. Remote Hands Operations, Service and Outage Services	[Redacted – commercially sensitive description of transition services]
4. Retail Technology Services (includes Backoffice)	[Redacted – commercially sensitive description of transition services]
5. Contact Centre Services	[Redacted – commercially sensitive description of transition services]
6. Human Resources IT Support Services	[Redacted – commercially sensitive description of transition services]
7. Human Resources Non-IT Support Services	[Redacted – commercially sensitive description of transition services]
8. Infrastructure and IT Network Services	[Redacted – commercially sensitive description of transition services]
9. Supply Chain Warehousing and Distribution Services	[Redacted – commercially sensitive description of transition services]
10. Fleet Management	[Redacted – commercially sensitive description of transition services]
11. Carrier / Long Distance Routing Services	[Redacted – commercially sensitive description of transition services]
12. Freedom Home Internet Services	[Redacted – commercially sensitive description of transition services]

Overview – Reverse Transition Services

SOW	Description
1. Shaw Mobile Services	[Redacted – commercially sensitive description of reverse transition services]
2. Authentication Services	[Redacted – commercially sensitive description of reverse transition services]

3. Retail Sales Services	[Redacted – commercially sensitive description of reverse transition services]
4. Credit Check Services	[Redacted – commercially sensitive description of reverse transition services]
5. Chat Platform Services	[Redacted – commercially sensitive description of reverse transition services]